Exhibit 12.1

TECO ENERGY, INC.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth TECO Energy’s ratio of earnings to fixed charges for the periods indicated.

(millions)	9-months ended Sept. 30, 2012	12-months ended Sept. 30, 2012	Year Ended Dec. 31,
			2011	2010	2009	2008	2007

Income from continuing operations, before income taxes	$313.6	$388.4	$393.5	$321.2	$268.3	$205.1	$560.6
Add:
Interest expense	145.0	194.9	202.4	221.5	223.4	219.1	254.7
Deduct:
Income from equity investments, net	0.0	0.0	0.0	(2.8)	(0.6)	0.4	0.0

Earnings before taxes and fixed charges	$458.6	$583.3	$595.9	$545.5	$492.3	$423.8	$815.3

Interest expense	$145.0	$194.9	$202.4	$221.5	$223.4	$219.1	$254.7

Total fixed charges	$145.0	$194.9	$202.4	$221.5	$223.4	$219.1	$254.7

Ratio of earnings to fixed charges	3.16x	2.99x	2.94x	2.46x	2.20x	1.93x	3.20x

For the purposes of calculating these ratios, earnings consist of income from continuing operations before income taxes, income or loss from equity investments (net of distributions) and fixed charges. Fixed charges consist of interest expense on indebtedness, amortization of debt premium and an estimate of the interest component of rentals. Interest expense includes total interest expense, excluding AFUDC, and an estimate of the interest component of rentals. TECO Energy, Inc. does not have any preferred stock outstanding, and there were no preferred stock dividends paid or accrued during the periods presented.

TECO Guatemala is considered a discontinued operation and asset held for sale at Sept. 30, 2012. Prior periods presented have been adjusted to reflect the classification of TECO Guatemala as discontinued operations.